TERMINATION AGREEMENT AND GENERAL RELEASE

THIS TERMINATION AND GENERAL RELEASE (the "Termination Agreement"), dated as of July 2, 2004 (the "Effective Date") is between MOD-PAC CORP ("Mod-Pac"), a New York corporation with a principal place of business at 1801 Elmwood Avenue, Buffalo, NY 14207, USA and VISTAPRINT LIMITED ("VistaPrint"), a Bermuda corporation with a registered office at Canon's Court, 22 Victoria Street, Hamilton, HM 12 Bermuda.

W I T N E S S E T H:

WHEREAS, Mod-Pac and VistaPrint entered into a Supply Agreement - North America effective as of September 30, 2002 (the "North America Agreement") and a Supply Agreement - World Outside of North America effective as of September 30, 2002 (the "World Agreement", and collectively with the North America Agreement, the "Supply Agreements"); and,

WHEREAS, Mod-Pac and VistaPrint now desire to terminate the Supply Agreements upon the terms set forth herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Mod-Pac and VistaPrint agree as follows:

1. Effectiveness. This Termination Agreement shall be effective and binding upon the parties as of the Effective Date.

2. Termination of Supply Agreements. Subject to the terms hereof, including, without limitation, receipt by Mod-Pac of the Termination Fee referred to in Section 2(b) below, on August 30, 2004 (the "Termination Date"), the Supply Agreements shall be deemed terminated in their entirety and neither Mod-Pac or VistaPrint or any of their respective predecessors, successors, assigns, subsidiaries, affiliates, officers, directors or employees shall have any further obligations under the Supply Agreements except as specifically set forth herein. Notwithstanding the foregoing, in the event that VistaPrint has not closed a $20,000,000 equity financing with certain existing investors of VistaPrint (the "Financing") and received available funds from the Financing by 2:00 p.m. Bermuda time on August 30, 2004 and remitted the Termination Fee to Mod-Pac by such date, then the Termination Date shall be extended to such date that is the date upon which Mod-Pac actually receives the Termination Fee in immediately available funds, and the term "Termination Date" as used herein shall mean such extended date. VistaPrint shall notify Mod-Pac (by fax and by electronic mail addressed as set forth below) by 3:00 p.m. on August 30, 2004 whether or not VistaPrint has received the funds from the financing and whether or not payment of the Termination Fee will be timely. If VistaPrint has not received the funds, VistaPrint will notify Mod-Pac as provided herein on the date that it does receive such funds from the Financing and expects to wire the Termination Fee. Such notice(s) shall be addressed and sent as follows:

C. Anthony Rider
Treasurer
Mod-Pac Corporation
Fax No.: 716-447-9201
e-mail: arider@modpac.com

Notwithstanding the foregoing or any provision herein to the contrary, in the event that Mod-Pac does not receive the Termination Fee from VistaPrint by 5:00 p.m. New York time on September 10, 2004, whether due to VistaPrint's failure to receive the funds from the Financing or otherwise, then (i) the Supply Agreements shall not terminate and shall remain in full force and effect, (ii) the New Supply Agreement (as defined below) shall not become operative and shall be deemed to be null and void, and (iii) VistaPrint shall be deemed to be in material breach of this Termination Agreement, and Mod-Pac shall have such remedies that are available to it under law or in equity arising out of such breach.

3. Payments and Undertakings.

      On the Effective Date, VistaPrint and Mod-Pac shall enter into the Supply Agreement attached hereto as Exhibit A (the "New Supply Agreement"), the term of which shall commence on the Operative Date as such term is defined therein.

      VistaPrint shall pay to Mod-Pac a termination fee (the "Termination Fee") in the amount of $22,000,000 by wire transfer of immediately available funds on August 30, 2004, but in no event later than 5:00 p.m. New York time on September 10, 2004.

      Subsequent to the Termination Date, VistaPrint shall pay to Mod-Pac, in accordance with the payment terms set forth in the North America Agreement, all amounts due for Products (as such term is defined in the North America Agreement) shipped by Mod-Pac prior to the Termination Date (the "Shipped Products").

      Other than payment of the Termination Fee, payment for the Shipped Products, fulfillment of any indemnification obligations for claims by third parties that may exist under the Supply Agreements and subject to Section 6 hereof, Mod-Pac acknowledges that VistaPrint shall have no further monetary obligations of any kind to Mod-Pac under the Supply Agreements and VistaPrint acknowledges that Mod-Pac has no further monetary obligations to VistaPrint under the Supply Agreements.

      Effective as of the Expiration Date of the New Supply Agreement (as such term is defined in the New Supply Agreement), Mod-Pac shall transfer to VistaPrint, without further consideration or payment of any kind, the assets (the "Assets") set forth in the bill of sale attached hereto as Exhibit B (the "Bill of Sale"), free and clear of any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, encroachment, covenant, interference, court or governmental order, proxy, option, right of first refusal, preemptive right, legend, impediment, exception, reservation, limitation, impairment, imperfection of title, condition, or restriction of any nature. VistaPrint shall be responsible for all costs associated with de-installing, packaging, transporting and installing any of the Assets located at Mod-Pac's premises as of the Expiration Date. In the event that, prior to the Expiration Date, additional Assets are discovered and the parties mutually agree that such additional Assets should have been listed in Attachment A to the Bill of Sale but were not, the parties shall revise the Bill of Sale to include such additional Assets and such additional Assets shall be added to Attachment A of the Bill of Sale.

4. Releases. Except for Mod-Pac's and VistaPrint's obligations under this Termination Agreement and subject to Section 6 hereof, Mod-Pac and VistaPrint hereby release and forever discharge the other and their respective present and former agents, employees, legal representatives, affiliates, subsidiaries, directors and officers, and each of their predecessors, successors and assigns (the "Releasees") from any and all debts, demands, actions, contracts, agreements and damages, and any and all claims and liabilities whatsoever, at law or equity, any of the Releasees now has or hereafter may have against the other, whether known or unknown, arising out of the Supply Agreements or otherwise. Notwithstanding the foregoing, nothing herein shall be deemed to release any claims or obligations that may arise under the New Supply Agreement or this Termination Agreement.

5. Press Release. The parties acknowledge and agree that Mod-Pac will be required to make a press release regarding this Termination Agreement and the termination of the Supply Agreements and make one or more filings with the Securities and Exchange Commission ("SEC") attaching such press release. The form of such press release is attached hereto as Exhibit C. Mod-Pac shall not issue a press release or make any public filing that contains a description of this Agreement, the New Supply Agreement and/or the termination of the Existing Supply Agreement that differs, in any material respect, from the content of Exhibit C without first obtaining the consent of VistaPrint, which consent will not be unreasonably withheld or delayed.

6. Survival. Notwithstanding any provision of this Termination Agreement to the contrary, the parties hereby agree that the following provisions of the North America Agreement shall survive termination of the Agreement: Sections 4.1 through 4.5 (but solely with respect to the Shipped Products), 7.2, 7.4, 7.5, and 7.7. To the extent that there is any conflict between the terms of this Termination Agreement and the terms of either of the Supply Agreements (whether regarding the survival of any such term or otherwise), the terms of this Termination Agreement shall govern.

7. Miscellaneous.

    Other than as provided in Section 5 hereof, neither party shall, without the prior consent of the other (such consent not to be unreasonably withheld) make any public release of information concerning this Termination Agreement, the New Supply Agreement or the relationship of the parties (other than to its employees and subcontractors as required for the performance of their duties or as required by applicable securities disclosure laws, rules or regulations), nor use the name of the other party in any public documents or filings, advertising or publicity. Notwithstanding the foregoing, however, it expressly agreed that Seller may publicly identify Buyer as its customer and describe generally the significance of the business that it does with Buyer, including, the volume of such business in dollars (if required to do so by securities disclosure laws, rules or regulations) and in gross units; a general description of the types of products produced and shipped; and the average cycle time from receipt of an order from Buyer until corresponding shipment by Seller; provided, however, that nothing herein shall permit Seller to disclose any Confidential Information of Buyer. Seller agrees that it shall, with respect to any filing or disclosure it is required to make with respect to this Agreement, use best reasonable efforts to maintain the confidentiality of all of Buyer's Confidential Information (as such term is defined in the New Supply Agreement).

    Neither party's rights and obligations under this Termination Agreement can be assigned, delegated or transferred, by operation of law or otherwise.

    The captions or headings included in this Termination Agreement are for convenience only and in no way affect the scope or intent of any provisions or sections of this Termination Agreement.

    No changes, modification, rescission, discharge, abandonment, or waiver of the terms of this Termination Agreement shall be binding upon either party unless made in writing and signed on behalf of both parties by a duly authorized representative of each party. Other than as expressly stated herein, no conditions, usage of trade, course of dealing or performance understanding or agreement purporting to modify, vary, explain, or supplement the terms of this Termination Agreement shall be binding unless hereafter made in writing and signed by the party to be bound.

    This Termination Agreement shall be governed by and construed in accordance with the laws of the State of New York, excluding any conflicts or choice of law, rule or principle that might otherwise refer construction or interpretation of this Termination Agreement to the substantive law of any other state or jurisdiction.

    Each party hereby represents and warrants to the other party that (i) it has all requisite power and authority to execute and deliver this Termination Agreement and to carry out and perform its obligations under the terms of this Termination Agreement; (ii) any and all corporate action necessary for the authorization, execution, delivery and performance of this Termination Agreement and the performance of its obligations hereunder has been taken; (iii) this Termination Agreement, when executed and delivered by such party, shall constitute a valid and binding obligation of such party, enforceable in accordance with its terms: (iv) this Termination Agreement does not conflict with or result in a breach or default under any other agreement entered into or binding on such party: and (v) the execution, delivery and performance of and compliance with this Termination Agreement will not result in any violation of, or conflict with, or constitute a default under, such party's Articles of Association, Certificate of Incorporation or Bylaws or any agreement that is binding upon such party.

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IN WITNESS WHEREOF, Mod-Pac and VistaPrint have caused this Termination Agreement to be signed and delivered by their duly authorized representatives, all as of the Effective Date.
SELLER: MOD-PAC CORP	BUYER: VISTAPRINT LIMITED

By: /s/ C. Anthony Rider	By: /s/ Helen Ann Chisholm
C. Anthony Rider, Treasurer	Helen Ann Chisholm, Secretary

EXHIBIT A
SUPPLY AGREEMENT

EXHIBIT B
BILL OF SALE

This Bill of Sale dated this 2nd day of July, 2004 is from Mod-Pac Corp. ("Grantor"), a New York corporation with a principal place of business at 1801 Elmwood Avenue, Buffalo, NY 14207, USA and VISTAPRINT LIMITED ("Grantee"), a Bermuda corporation with a registered office at Canon's Court, 22 Victoria Street, Hamilton, HM 12 Bermuda.

Recital

Grantor and Grantee are parties to a Termination Agreement and General Release (the "Termination Agreement"), dated July 2, 2004, pursuant to which Grantor agreed to transfer and set over to Grantee certain assets described on Attachment A attached hereto and made a part hereof (the "Assets").

Conveyance

Effective as of the Expiration Date (as such term is defined in the Supply Agreement between the Grantor and the Grantee dated as of the date hereof), for good and valuable consideration as set forth in the Termination Agreement, the receipt and sufficiency of which is hereby acknowledged, Grantor hereby sells, assigns, transfers and convey to Grantee good and valid title in and to the Assets, free of any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, encroachment, covenant, interference, court or governmental order, proxy, option, right of first refusal, preemptive right, legend, impediment, exception, reservation, limitation, impairment, imperfection of title, condition, or restriction of any nature; and also transfers to Grantee all manufacturer warranties, licenses, and service and maintenance agreements related to the Assets together with all documentation related to the same. Except as provided above, Grantor conveys the Assets "as is" and with "all faults" and has not made and does not make any representations as to the physical condition of the Assets conveyed by this Bill of Sale.

This Bill of Sale shall be governed by and construed in accordance with the laws of the State of New York, excluding any conflicts or choice of law, rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of any other state or jurisdiction.
GRANTOR:
MOD-PAC CORP.

By: _______________________________________________________
Name: _____________________________________________________
Title: ______________________________________________________

Attachment A to Bill of Sale

List of Assets
Asset Description	Mod-Pac Asset Number	Quantity	Location as of Effective Date
Air Compressor	8980	1	Lexington, MA
Polar Cutter	9010	1	Lexington, MA
Indigo Press 3000	9020	1	Lexington, MA
Thermotype Slitter	9030	1	Buffalo, NY
Stretch Wrapper	9040	1	Lexington, MA
Rollem Slitter	9980	1	Lexington, MA
Indigo Press	8870	1	Buffalo, NY
Spectrodensitometer	8880	1	Buffalo, NY
CPU for Printer	8890	1	Buffalo, NY
Internal Printing Computer	8900	1	Buffalo, NY
Rotometrics Die Cutting Roll	8910/8990/9050	3	Buffalo, NY
Omega 130 Converter	8920	1	Buffalo, NY
Expert Server	8930/8940	2	Buffalo, NY
AAA Press Rewind	8950	1	Buffalo, NY
American Mailing Machine	8960	1	Buffalo, NY
Indigo Hard Drive	8970	1	Buffalo, NY
Guillotine Cutter	9000	1	Buffalo, NY

EXHIBIT C

Form of Press Release

For more information contact:
C. Anthony Rider, Chief Financial Officer
Phone: (716) 566-9217
Fax: (716) 447-9201
Email: arider@modpac.com

FOR IMMEDIATE RELEASE

MOD-PAC CORP. To Receive $22 million to Surrender Exclusive Supply Agreement Rights for North America

Exclusivity Rights to Continue through August 2005

BUFFALO, NY, July 6, 2004: MOD-PAC CORP. (MPAC) a specialized commercial printer and manufacturer of paperboard packaging, announced today that it has agreed to VistaPrint Limited's request for MOD-PAC to forego its rights as the exclusive North American supplier of all print products for VistaPrint and restructure its supply agreement. Based on the restructured agreement with VistaPrint, MOD-PAC will receive $22 million in cash on August 30, 2004 when the new Supply Agreement becomes operative.

The new supply agreement continues MOD-PAC as the exclusive supplier for VistaPrint in North America through August 2005. In addition, the agreement changes the cost-plus nature of the contract to a unit pricing basis.

MOD-PAC will record the $22 million cash payment as deferred revenue and amortize it over 36 months. The amortization period includes the 12-month term of the contract and an additional 24-month period which provides for a general framework for setting prices for any subsequent agreement. MOD-PAC has reviewed this accounting treatment with its independent auditors, and they concur that it is in compliance with the SEC's latest guidance on revenue recognition.

In 2004, $2.4 million will be amortized into revenue, which will positively impact earnings per share by approximately $0.40. The amortization of the deferred revenue is in addition to the revenue that is expected through the sale of product to VistaPrint on a unit pricing basis. MOD-PAC had previously stated that it expects sales to VistaPrint to grow about 5% sequentially through the year.

The cash proceeds from the agreement will be used primarily to pay down debt. The balance will be used to fund capital expenditures and company operations.

Daniel G. Keane, President and CEO of MOD-PAC CORP. commented, "Our restructured agreement with VistaPrint reflects a fair value of the rights we have agreed to forego. It frees up our assets so that they can be utilized for a wider range of products and customers, thereby providing us the opportunity to gain operating leverage. We expect to continue to serve VistaPrint beyond the end of the new supply agreement and, in the meantime, we continue to move aggressively to attract new customers and additional business that benefit from our unique printing operations model which offers rapid delivery for highly variable print needs in short-run quantities."

MOD-PAC has been the primary print supplier for VistaPrint's products since VistaPrint began shipping product in 2000. The original 10-year supply agreement that granted MOD-PAC with the exclusivity rights in North America was signed in April 2001 and amended in September 2002. MOD-PAC has invested approximately $16.5 million in print, production and facility improvements to fulfill the contract requirements. MOD-PAC's sales to VistaPrint for the last twelve months ending April 3, 2004, were $14.8 million.

MOD-PAC will host a conference call today, Tuesday, July 6, 2004, at 4:45 p.m. ET to discuss the restructured supply agreement. The MOD-PAC conference call can be accessed the following ways:

-- The live webcast can be found at

http://viavid.net/dce.aspx?sid=00001CE6. Participants should go to the website 10 - 15 minutes prior to the scheduled
conference in order to register and download any necessary
audio software.

-- The teleconference can be accessed by calling (303)262-2130 approximately 5 - 10 minutes prior to the call.

An archive of the call will also be available. To access the archive:

-- The archived webcast will be at http://www.modpac.com. A
transcript will also be posted once available.

-- A replay can also be heard by calling (303) 590-3000, and entering passcode 11002696#. The telephonic replay will be
available through Tuesday, July 13, 2004 at 11:59 p.m. ET.

ABOUT MOD-PAC CORP.: MOD-PAC CORP is a differentiated, high value-added print services firm operating a unique low-cost business model. MOD-PAC is an innovative company that aggressively integrates technology into its marketing and operations to provide on-demand print products and services for its customers.

Consistently outpacing the printing industry over each of the last five years, MOD-PAC's key differentiator is its success at being a just-in-time producer of short-run, quality print products. The Company applies lean manufacturing processes coupled with state-of-the-art printing technologies to challenge its competition and expand its market share.

MOD-PAC's strategy is to leverage its capabilities to meet the growing needs of on-demand print and to expand its service offering to address more of the print value chain.

Additional information on MOD-PAC can be found at its website: http://www.modpac.com

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. One can identify these forward-looking statements by the use of the words such as "expect," "anticipate," "plan," "may," "will," "estimate" or other similar expressions. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially. Important factors, which could cause actual results to differ materially, include the likelihood that VistaPrint will remain a customer beyond the expiration of the new supply agreement, that new and existing customers benefit and therefore value the unique printing operations capability of the Company, that the Company has sufficient demand for its product from both existing and new customers, that profitable operating leverage can be realized, and also includes market events, competitive pressures, changes in technology, customers preferences and choices, and other factors which are described in MOD-PAC's annual report on Form 10K on file with the Securities and Exchange Commission. The Company assumes no obligation to update forward-looking information in this press release whether to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial conditions or prospects, or otherwise